SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

DIGIMARC CORPORATION

(Name of Subject Company (Issuer))

DOLOMITE ACQUISITION CO.

a wholly-owned subsidiary of

L-1 IDENTITY SOLUTIONS, INC.

(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share,

including the preferred stock purchase rights attached thereto

(Title of Class of Securities)

253807101

(CUSIP Number of Class of Securities)

Mark S. Molina

Executive Vice President, Chief

Legal Officer and Secretary

L-1 Identity Solutions, Inc.

177 Broad Street

12th Floor

Stamford, CT 06901

(203) 504-1100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Marita A. Makinen

Kyle C. Krpata

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$ 357,793,884	$ 14,062

(1)

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (a) 23,206,344 shares of common stock, par value $0.001 per share, of Digimarc Corporation outstanding multiplied by the offer price of $12.25 per share, and (b) 6,001,320 shares of common stock, par value $0.001 per share, of Digimarc Corporation, which were subject to issuance pursuant to the exercise of outstanding options multiplied by the offer price of $12.25 per share. The calculation of the filing fee is based on Digimarc Corporation’s representation of its capitalization as of July 16, 2008.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00003930.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

	Amount Previously Paid:	$13,660	Filing Party: L-1 Identity Solutions, Inc.
	Form or Registration No.:	Schedule TO	Date Filed: July 3, 2008

	Amount Previously Paid:	$402	Filing Party: L-1 Identity Solutions, Inc.
	Form or Registration No.:	Schedule TO/A	Date Filed: July 17, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.

☐  Issuer tender offer subject to Rule 13e-4.

☐  Going-private transaction subject to Rule 13e-3.

☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTION

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO, which, together with any amendments and supplements thereto, collectively constitute the Schedule TO filed with the Securities and Exchange Commission, which we refer to as the SEC, on July 3, 2008 by (i) L-1 Identity Solutions, Inc., a Delaware corporation, which we refer to as L-1, and (ii) Dolomite Acquisition Co., a Delaware corporation and wholly-owned subsidiary of L-1, which we refer to as Purchaser. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, together with the associated preferred stock purchase rights, which we refer to as the Shares, of Digimarc Corporation, a Delaware corporation, which we refer to as Digimarc, at a purchase price of $12.25 per Share, which we refer to as the Offer Price, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated July 17, 2008, which we refer to as the Amended and Restated Offer to Purchase, and in the related Amended and Restated Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(F) and (a)(1)(G), respectively, which, together with the Amended and Restated Offer to Purchase, as each may be further amended or supplemented from time to time, collectively constitute the Offer. The Schedule TO (including the Amended and Restated Offer to Purchase) and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by Digimarc on July 3, 2008, as amended, contain important information about the Offer, all of which should be read carefully by Digimarc stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of June 29, 2008, by and among L-1, Purchaser and Digimarc, as amended by Amendment No. 1, dated as of July 17, 2008.

Documentation relating to the Offer has been mailed to Digimarc stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, or by calling toll-free at (888) 750-5834.

The information in the Amended and Restated Offer to Purchase and the related Amended and Restated Letter of Transmittal is incorporated into this Amendment No. 4 by reference to all of the applicable items in the Schedule TO, except to the extent that the information in the Schedule TO is amended and supplemented as specifically provided in this Amendment No. 4. You should read this Amendment No. 4 to the Schedule TO together with the Schedule TO. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Amended and Restated Offer to Purchase.

Item 11. Additional Information.

Item 11(b) of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“(b) The subsequent offering period was scheduled to expire at 5:00 p.m., New York City time, on Friday, August 8, 2008. Based on information provided by the Depositary, as of such time, an aggregate of 21,893,114 Shares were validly tendered and not withdrawn pursuant to the Offer, representing approximately 88% of the outstanding Shares. Purchaser has accepted such tendered Shares for payment pursuant to the terms of the Offer. Payment for Shares accepted for payment is expected to be made promptly.

In accordance with the Merger Agreement, Purchaser extended the subsequent offering period in connection with the Offer. The extended subsequent offering period will expire at 5:00 p.m., New York City time, on Wednesday, August 13, 2008. During the extended subsequent offering period, Purchaser will accept for payment and promptly purchase properly tendered Shares. Stockholders who tender Shares during the extended subsequent offering period will be paid the same consideration that is payable to stockholders who tendered their Shares during the initial offering period. Procedures for tendering Shares during the extended subsequent offering period are the same as during the initial offering period, except that Shares tendered during the extended subsequent offering period may not be withdrawn and cannot be delivered by the guaranteed delivery procedure. L-1 and Purchaser do not expect to extend the subsequent offering period beyond Wednesday, August 13, 2008.

On Monday, August 11, 2008, L-1 issued a press release announcing the extension of the subsequent offering period. The full text of the press release is filed as Exhibit (a)(5)(E) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit	Exhibit Name

(a)(5)(E)	Press Release issued by L-1 on August 11, 2008.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

L-1 IDENTITY SOLUTIONS, INC.

By:	/s/ MARK S. MOLINA
	Name:	Mark S. Molina
	Title:	Executive Vice President, Chief Legal Officer and
Secretary

DOLOMITE ACQUISITION CO.

By:	/s/ MARK S. MOLINA
	Name:	Mark S. Molina
	Title:	Secretary

Date: August 11, 2008

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated July 3, 2008.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Amended and Restated Offer to Purchase dated July 17, 2008.*

(a)(1)(G)	Amended and Restated Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(H)	Amended and Restated Notice of Guaranteed Delivery.*

(a)(5)(A)	Press Release issued by L-1 on June 30, 2008 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by L-1 with the SEC on June 30, 2008).

(a)(5)(B)	Form of Summary Advertisement as published on July 3, 2008 in The Wall Street Journal.*

(a)(5)(C)	Press Release issued by L-1 on July 17, 2008 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 17, 2008).

(a)(5)(D)	Press Release issued by L-1 on August 4, 2008.*

(a)(5)(E)	Press Release issued by L-1 on August 11, 2008.

(b)(1)

Commitment Letter, dated June 28, 2008 by and among L-1 Identity Solutions Operating Company, Bank of America, N.A., Banc of America Securities LLC, Wachovia Bank, National Association and Wachovia Capital Markets, LLC.*

(d)(1)

Amended and Restated Agreement and Plan of Merger, dated June 29, 2008, by and among Digimarc, L-1 and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 3, 2008).

(d)(2)	Form of Amended and Restated Support Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 3, 2008).

(d)(3)

Amendment No. 1 to Amended and Restated Agreement and Plan of Merger, dated July 17, 2008, by and among Digimarc, L-1 and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 17, 2008).

(g)	Not applicable.

(h)	Not applicable.

*      Previously filed.